Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

September 22, 2021

John Grzeskiewicz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Mr. Grzeskiewicz:

This letter responds to comments relating to Post-Effective Amendment No. 345 (“PEA No. 345”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (the “Registrant”). PEA No. 345 was filed on July 16, 2021 for the purpose of registering FMQQ The Next Frontier Internet & Ecommerce ETF (the “Fund”) as a new series of the Registrant. For ease of reference, set forth below are your comments followed by the Registrant’s responses.

1.	Comment. Please provide the Fund’s completed fee table and expense example at least one full week before the registration statement becomes effective. Please note that the staff may have further comments.

Response. Registrant represents that the requested information has been provided under separate cover.

2.	Comment. If the index is new and the Fund is the first ETF to use it, please furnish the staff with a copy of the index methodology. In addition, please file the sublicense agreement as an exhibit to the registration statement.

Response. Registrant represents that a copy of the index methodology has been provided under separate cover. Registrant confirms that the sublicense agreement between the investment adviser and Registrant with respect to the Fund will be filed as an exhibit to the registration statement.

3.	Comment. In the penultimate sentence of the first paragraph of the principal investment strategies section, please clarify what is meant by “significant portion.”

Response. Registrant represents that the sentence has been clarified to state that South Korean companies represent approximately 25% of the index.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

September 22, 2021

4.	Comment. Please move or copy the sentence disclosing the number of index constituents from the index information section to the principal investment strategies section.

Response. Registrant represents that the sentence has been moved to the principal investment strategies section.

5.	Comment. Please complete all missing information before filing.

Response. Registrant represents that all missing information will be completed before filing.

6.	Comment. Please note that additional risk disclosure may be needed once the missing sector and industry information is completed.

Response. Registrant represents that additional risk disclosure has been included as necessary in light of the finalized sector/industry information.

7.	Comment. Given that the Fund is a global index fund, please ensure that the following risks relating to global investments are disclosed either in the Item 4 or Item 9 principal risk section:

a)	Potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing, and financial reporting standards;

b)	Potential significance of such errors on the Fund’s performance;

c)	Limitations on the Fund’s adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing;

d)	Rights and remedies associated with investments in a fund that tracks an index of foreign securities may be different than a fund that tracks an index of domestic securities.

Response. Registrant represents that the Fund’s risk disclosure has been reviewed and revised as deemed necessary.

8.	Comment. The staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield, and total return (see ADI 2019-08). Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized.

Response. Registrant represents that the principal risks have been reordered to prioritize the most significant risks.

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September 22, 2021

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum